Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1.	Name of Limited Liability Company: TitleMax Holdings, LLC

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

the name of the limited liability company is changed to TMX Finance LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the                      day of June, A.D. 2010.

By:	/s/ Tracy Young Authorized Person(s)

Name:	Tracy Young, Manager
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